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                                                       Page 1 of 4

SCHEDULE 13G  (2000)

Amendment No.   1
ACETO CORPORATION
Cusip # 004446100

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                                                        Page 2 of 4

Cusip # 808196109

Item  1:    REPORTING PERSONS
            Delphi Management

Item  4:    CITIZENSHIP
            Massachusetts Corporation

Item  5:    SOLE VOTING POWER
              308,000
Item  6:    SHARED VOTING POWER --
            None

Item  7:    SOLE DISPOSITIVE POWER --


Item  8:    SHARED DISPOSITIVE POWER --
            0

Item  9:    AGGREGATE AMOUNT BENEFICIALLY OWNED --
              308,000

Item 11:    PERCENT OF CLASS REPRESENTED BY LINE 9 --
             	5.20 %

Item 12:    TYPE OF REPORTING PERSON --
            IA

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ITEM 1(A).  NAME OF ISSUER

            ACETO CORPORATION

ITEM 1(B).  ADDRESS OF ISSUER

            2215 Union Avenue
            Sheboygan  WI   53082


ITEM 2(A).  NAME OF PERSON FILING

            Delphi Mgmt.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            540 Rowes Wharf, Boston MA 02110

ITEM 2(C).  CITIZENSHIP

            A Massachussetts Corporation

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock

ITEM 2(E).  CUSIP NUMBER

            808196109

ITEM 3. This statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) and the person filing is an investment advisor in accordance with Rule 13d-1 (b) (1) (ii) (E)
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ITEM 4.     OWNERSHIP
ITEM 4(a).  AMOUNT BENEFICIALLY OWNED
            See Page 2, Item No. 9
ITEM 4(b).  PERCENT OF CLASS
            See Page 2, Item No. 11
ITEM 4(c).  NUMBER OF SHARE AS TO WHICH SUCH PERSON HAS:
      (i).  SOLE POWER TO VOTE OR DIRECT THE VOTE --
            See Page 2, Item No. 5
     (ii).  SHARED POWER TO VOTE OR TO DIRECT THE VOTE --
            None
    (iii).  SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF --
            See Page 2, Item No. 9
     (iv).  SHARE POWER TO DISPOSE OR TO DIRECT DISPOSISTION OF --
            None

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            If this statement is being filed to report the fact that as of 12/31/00 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON
            All Securities reported upon in this schedule are owned by advisory clients of Delphi Mgmt Inc., no one of which to the knowledge of Delphi Mgmt Inc.
            owns more than 5% of the class

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete are correct.

Signature

   Wednesday, March 14, 2001
Date

   Scott Black
   President
Name/Title